Exhibit 3

FOR IMMEDIATE RELEASE	15 SEPTEMBER 2014

WPP PLC (“WPP”)

Kantar Health acquires health consultancy services company Evidências in Brazil

WPP announces that Kantar Health, its wholly-owned global healthcare consulting firm, has acquired Focus Assistência Médica S/S Ltda. and Classe Assistência Médica S/S Ltda. (“Evidências”), a leading healthcare research company, in Brazil.

Evidências’ unaudited revenues for the year ended 31 December 2013 were approximately R$5.8 million with gross assets of approximately R$0.9 million at the same date. Founded in 1998, the company employs 22 people and is based in Campinas with an office in São Paulo.

Evidências provides consultancy and research services in pharmacoeconomic studies and analysis, local dossier submission packages, professional writing, market access and training. It works with all segments of the Brazilian healthcare market, including health insurers, government bodies, hospitals and providers, and pharmaceutical and medical device manufacturers.

The acquisition expands Kantar Health’s presence in an important fast-growth market and provides the company with new capabilities in cost effectiveness and budget impact economic models. It also continues WPP’s strategy of investing in fast growing markets and its commitment to developing its strategic networks throughout the dynamic Brazilian market. Collectively (including associates) Group companies generate revenues of US$650 million and employ almost 6,000 people in Brazil, WPP’s eighth largest market. In Latin America, WPP companies (including associates) collectively generate revenues of over US$1.6 billion and employ 20,000 people.

The investment also strengthens the capabilities of Kantar, the data investment management division of WPP that is one of the world’s largest insight, information and consultancy groups. By connecting with the diverse talents of its 12 specialist companies, Kantar aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239